

June 14, 2019

David Sealock
Chief Executive Officer
Petroteq Energy Inc.
15165 Ventura Blvd., #200
Sherman Oaks, CA 91403

> **Re: Petroteq Energy Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 22, 2019**
> **File No. 0-55991**

Dear Mr. Sealock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

Business
The TMC Mineral Lease
Average Monthly Production Costs (per barrel of Produced Oil), page 6

1. Revise the tabular presentation of the average monthly productions costs for 2015 to provide the total production cost figure for each of the months shown, e.g. the mathematical summation of the fixed and variable cost items for each month. Refer to the disclosure requirements in Item 1204(b) (2) of Regulation S-K.

2. The discussion of the average production costs incurred for the period of August through December 2018 indicates the fixed costs during this period did not differ materially from the comparable costs over the period August through December 2015. Based on disclosure in your filing, we understand that produced oil was used as a fuel source for plant generators in 2015; however, your analysis of the fixed production costs for 2015

does not appear to account for the cost of the oil used as fuel. You indicate that the use of produced oil is no longer necessary since the plant's power supply is now obtained from a local power company. Given that in 2018 you will be paying for the power that was generated in 2015 by consuming a portion of the oil you produced, tell us why the 2018 fixed production costs, including the cost for power, did not increase materially compared to such costs incurred in 2015.

Item 1. Business
Business Overview
The BLM Leases, page 8

3.   Please clarify whether the BLM Leases are subject to any royalty interests and, if so, disclose the nature, amount, and holder of those interests. In that regard, Paragraph 5.b. of the agreements that assigned these leases to you indicates that they are subject to certain overriding royalty interests.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 40

4.   Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common shares beneficially owned by Bay Private Equity Inc. and Momentum Asset Partners LLC. Refer to Instruction 2 to Item 403 of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence
Certain Relationships and Related Transactions, page 47

5.   Please identify the companies controlled by the Chairman of the Board that are parties to the transactions disclosed in this section. Refer to Item 404(a)(2) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 49

6.   For each issuance, please provide all of the information required by Item 701 of Regulation S-K, including, for example:
- the specific names of the persons or classes of persons to whom the shares were sold; and
- the exemption relied upon and the facts relied upon to make the exemption available.

In addition, please update this disclosure for all private placement to date, including the private placement discussed in the May 22, 2019 press release on your website.

David Sealock
Petroteq Energy Inc.
June 14, 2019
Page 3

Notes to the Unaudited Condensed Consolidated Financial Statements
Note 12. Long-Term Debt, page F-20

7.   Please file your debenture line of credit from Bay Private Equity as an exhibit to your registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

General

8.   Please be advised that your registration statement will automatically become effective 60 days after the initial filing date. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. If you do not wish to incur those obligations until you have cleared comments, you may wish to consider withdrawing your registration statement before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at 202-551-3699. Please contact Lisa Krestynick, Staff Attorney, at 202-551-3056 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

                                                      Sincerely,

                                                      Division of Corporation Finance
                                                      Office of Natural Resources

cc: Leslie Marlow